UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 10 February 2011
Exhibit No. 2	FRN Variable Rate Fix dated 14 February 2011
Exhibit No. 3	FRN Variable Rate Fix dated 16 February 2011
Exhibit No. 4	FRN Variable Rate Fix dated 16 February 2011
Exhibit No. 5	FRN Variable Rate Fix dated 16 February 2011
Exhibit No. 6	FRN Variable Rate Fix dated 17 February 2011
Exhibit No. 7	FRN Variable Rate Fix dated 17 February 2011
Exhibit No. 8	Director/PDMR Shareholding dated 16 February 2011
Exhibit No. 9	FRN Variable Rate Fix dated 18 February 2011
Exhibit No. 10	FRN Variable Rate Fix dated 18 February 2011
Exhibit No. 11	FRN Variable Rate Fix dated 22 February 2011
Exhibit No. 12	Redemption of notes dated 23 February 2011
Exhibit No. 13	Early Redemption dated 23 February 2011
Exhibit No. 14	FRN Variable Rate Fix dated 24 February 2011
Exhibit No. 15	FRN Variable Rate Fix dated 25 February 2011
Exhibit No. 16	FRN Variable Rate Fix dated 25 February 2011
Exhibit No. 17	Total Voting Rights dated 28 February 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 1, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 10/02/11
Issue	� Barclays Bank Plc - Series 185 - USD60,000,000 FRN due February 2012

ISIN Number	� XS0413572404
ISIN Reference	� 041357240
Issue Nomin USD	� 60,000,000
Period	� 14/02/11 to 13/05/11		Payment Date 13/05/11
Number of Days	� 88
Rate	� 1.092
Denomination USD	� 100,000	� 60,000,000	�

Amount Payable per Denomination	� 266.93	� 160,160.00	�

Bank of New York
Rate Fix Desk		Telephone	� 44 1202 689580
Corporate Trust Services		Facsimile	� 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.2

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 14/02/11
Issue	� Barclays Bank Plc - Series 184 - GBP1,141,500,000 FRN due Feb 2012

ISIN Number	� XS0413571851
ISIN Reference	� 041357185
Issue Nomin GBP	� 1,141,500,000
Period	� 14/02/11 to 13/05/11		Payment Date 13/05/11
Number of Days	� 88
Rate	� 1.20338
Denomination GBP	� 50,000	�	�

Amount Payable per Denomination	� 145.07	�	�

Bank of New York
Rate Fix Desk		Telephone	� 44 1202 689580
Corporate Trust Services		Facsimile	� 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.3

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 14/02/11
Issue	� Barclays Bank Plc - Series 184 - GBP1,141,500,000 FRN due Feb 2012

ISIN Number	� XS0413571851
ISIN Reference	� 041357185
Issue Nomin GBP	� 1,141,500,000
Period	� 14/02/11 to 13/05/11		Payment Date 13/05/11
Number of Days	� 88
Rate	� 1.20338
Denomination GBP	� 50,000	�	�

Amount Payable per Denomination	� 145.06	�	�

Bank of New York
Rate Fix Desk		Telephone	� 44 1202 689580
Corporate Trust Services		Facsimile	� 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.4

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Feb-2011 TO 16-Mar-2011 HAS BEEN FIXED AT 1.16 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Mar-2011 WILL AMOUNT TO:
GBP 44.52 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.5

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Feb-2011 TO 16-Mar-2011 HAS BEEN FIXED AT 1.16 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Mar-2011 WILL AMOUNT TO:
GBP 44.52 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.6

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 17/02/11
Issue	� Barclays Bank Plc - Series 53 - EUR 50,000,000 FRN due 19 Feb 2029

ISIN Number	� XS0093415288
ISIN Reference	� 09341528
Issue Nomin EUR	� 50,000,000
Period	� 21/02/11 to 20/02/12		Payment Date 20/02/12
Number of Days	� 364
Rate	� 3.341
Denomination EUR	� 50,000,000	�	�

Amount Payable per Denomination	� 1,665,923.29	�	�

Bank of New York
Rate Fix Desk		Telephone	� 44 1202 689580
Corporate Trust Services		Facsimile	� 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.7

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 17/02/11
Issue	� Barclays Bank Plc - Series 170 - EUR 1,500,000,000 FRN due 22 Nov 2011

ISIN Number	� XS0400716444
ISIN Reference	� 40071644
Issue Nomin EUR	� 1,500,000,000
Period	� 21/02/11 to 23/05/11		Payment Date 23/05/11
Number of Days	� 91
Rate	� 1.336
Denomination EUR	� 50,000	� 1,500,000,000	� 1,000

Amount Payable per Denomination	� 168.86	� Pok5,065,666.67	� XS0400716444

Bank of New York
Rate Fix Desk		Telephone	� 44 1202 689580
Corporate Trust Services		Facsimile	� 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.8

16 February 2011

Barclays PLC

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

On 15 February 2011 the following ordinary shares in Barclays PLC ("the Company") were purchased on behalf of the following non-executive Directors of the Company at a price of �3.2210 per share.  As disclosed in the Company's Annual Report, these purchases arise from the policy of using part of each non-executive Director's fee to purchase shares in the Company on the Directors' behalf which, together with any reinvested dividends, are retained for the Director until they leave the Board.

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION	TOTAL NON-BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION
David Booth	1,935	79,220	-
Sir Richard Broadbent	1,952	40,729	-
Alison Carnwath	1,203	41,203	-
Fulvio Conti	1,866	44,836	-
Simon Fraser	1,815	51,583	-
Reuben Jeffery�	2,447	67,691	-
Sir Andrew Likierman	1,970	29,001	-
Dambisa Moyo	1,804	4,630	-
Sir Michael Rake	1,891	20,845	-
Sir John Sunderland	1,830	85,107	-

� Reuben Jeffery's beneficial interest comprises 15,000 American Depositary Shares and 7,691 Ordinary Shares in Barclays PLC

Exhibit No.9

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 18/02/11
Issue	� Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	� XS0406399427
ISIN Reference	� 40639942
Issue Nomin USD	� 2,000,000,000
Period	� 22/02/11 to 21/03/11		Payment Date 21/03/11
Number of Days	� 27
Rate	� 1.212
Denomination USD	� 100,000	� 2,000,000,000	� 1,000

Amount Payable per Denomination	� 90.90	� Pok1,818,000.00	� XS0406399427

Bank of New York
Rate Fix Desk		Telephone	� 44 1202 689580
Corporate Trust Services		Facsimile	� 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.10

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 18/02/11
Issue	� Barclays Bank Plc - Series 187 - GBP 250,000,000 FRN due 20 Feb 2012

ISIN Number	� XS0414007491
ISIN Reference	� 41400749
Issue Nomin GBP	� 250,000,000
Period	� 18/02/11 to 18/05/11		Payment Date 18/05/11
Number of Days	� 89
Rate	� 1.25175
Denomination GBP	� 50,000	� 250,000,000	�

Amount Payable per Denomination	� 152.61	� 763,053.08	�

Bank of New York
Rate Fix Desk		Telephone	� 44 1202 689580
Corporate Trust Services		Facsimile	� 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.11

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 22/02/11
Issue	� Barclays Bank Plc - Series 197 - GBP200,000,000 FRN due May 2012

ISIN Number	� XS0430788108
ISIN Reference	� 043078810
Issue Nomin GBP	� 200,000,000
Period	� 22/02/11 to 23/05/11		Payment Date 23/05/11
Number of Days	� 90
Rate	� 1.083
Denomination GBP	� 50,000	� 200,000,000	�

Amount Payable per Denomination	� 133.52	� 534,082.19	�

Bank of New York
Rate Fix Desk		Telephone	� 44 1202 689580
Corporate Trust Services		Facsimile	� 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.12
23 February 2011

BARCLAYS BANK PLC
�1,250,000,000 Callable Floating Rate Subordinated Notes due 2016
ISIN: XS0240949791
(the "Notes")

NOTICE OF CONFIRMATION OF REDEMPTION OF NOTES AND
CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company intends to fully redeem all of the outstanding Notes on 20 April 2011 (the "Redemption Date"), pursuant to Condition 6(e) of the Notes and in accordance with paragraph 20 of the Final Terms dated 19 January 2006 in relation to the Notes.  Accordingly, at the request of the Company:

(1)	the Financial Services Authority in its capacity as UK Listing Authority will cancel the listing of the Notes on the Official List with effect from the Redemption Date; and

(2)	the London Stock Exchange plc will cancel the admission of the Notes to trading on the London Stock Exchange with effect from the Redemption Date.

Exhibit No.13

LONDON--(BUSINESS WIRE)--

Please be advised the following issue will be redeemed at par due to a EARLY REDEMPTION on 20 Apr 2011

      ●   Barclays Series 157 EUR 1,250,000,000 Due 20 Apr 2016 - XS0240949791

The outstanding balance will therefore be zero

Please amend your records accordingly.

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.14

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 24/02/11
Issue	� Barclays Bank PLC - Series 160 - EUR 1,500,000,000 FRN due 30 May 2017

ISIN Number	� XS0301811070
ISIN Reference	� 30181107
Issue Nomin EUR	� 1,500,000,000
Period	� 28/02/11 to 31/05/11		Payment Date 31/05/11
Number of Days	� 92
Rate	� 1.288
Denomination EUR	� 1,500,000,000	�	�

Amount Payable per Denomination	� 4,937,333.33	�	�

Bank of New York
Rate Fix Desk		Telephone	� 44 1202 689580
Corporate Trust Services		Facsimile	� 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.15

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 24/02/11
Issue	� Barclays Bank Plc - Series 2 - USD 750,000,000 Undated Floating Rate Primary Capital Notes

ISIN Number	� GB0000777705
ISIN Reference	�
Issue Nomin USD	� 750,000,000
Period	� 28/02/11 to 31/08/11		Payment Date 31/08/11
Number of Days	� 184
Rate	� 0.5625
Denomination USD	� 10,000	� 100,000	�

Amount Payable per Denomination	� 28.75	� 287.50	�

Bank of New York
Rate Fix Desk		Telephone	� 44 1202 689580
Corporate Trust Services		Facsimile	� 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.16

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 25/02/11
Issue	� Barclays Bank PLC - Series 112 - EUR 50,000,000 Subordinated FRN due 01 Mar 2022

ISIN Number	� XS0144176996
ISIN Reference	� 014417699
Issue Nomin EUR	� 50,000,000
Period	� 01/03/11 to 01/09/11		Payment Date 01/09/11
Number of Days	� 184
Rate	� 1.777
Denomination EUR	� 50,000,000	�	�

Amount Payable per Denomination	� 454,122.22	�	�

Bank of New York
Rate Fix Desk		Telephone	� 44 1202 689580
Corporate Trust Services		Facsimile	� 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.17
28 February 2011

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,183,430,503 ordinary shares with voting rights as at 25 February 2011. There are no ordinary shares held in Treasury.

The above figure (12,183,430,503) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.